EXHIBIT 99.1

Ruanyun Edai Technology Sets Long-Term Ambition for YeeZo

Management outlines a phased AIGC expansion strategy designed to connect university learning with industry skills, creative production and economic opportunity

NANCHANG, China, Aug. 20, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun,” “RYET” or the “Company”), an AI-driven education technology company, today outlined its long-term development ambition for YeeZo, the Company’s university-focused artificial intelligence-generated content (“AIGC”) education platform. Management’s strategy is to build YeeZo into a scalable university network designed to equip students with practical AIGC production skills, strengthen university-to-industry pathways and support the development of new creative industries and economic activity.

With the right platform, curriculum, production discipline and industry connection, we believe each campus can become a talent and production node, helping students build demonstrable skills and portfolios, helping universities create industry-relevant programs, and helping emerging digital-content industries develop supervised production capacity.

From Platform to Program to Network

RYET introduced YeeZo in May 2026 as an AIGC workflow and orchestration platform for storyboarding, content planning and multi-model production. In August 2026, the Company launched the YeeZo University AI Content Training Program, extending that platform into applied university learning.

Management’s long-term ambition is to extend YeeZo to up to 200 universities through a phased expansion model built around anchor launches, commercial validation and network scaling. The pace and scale of deployment will depend on, among other matters, university contracting and activation, learner participation, delivery capacity, financing, regulatory compliance and market demand.

If fully implemented over a 36-month development period, management’s target operating case contemplates cumulative revenue potential of up to approximately US$405 million. The case is based on phased university activation and illustrative cohort economics, including assumed cohort size, per-trainee revenue, repeat participation, delivery capacity and other assumptions retained in the Company’s internal planning model.

The Company is not providing financial guidance, projections, forecasts, expected financial results, operational targets or commitments. This scenario is an aspirational management planning case only. It has not been adopted as financial guidance and does not represent contracted revenue, backlog, recognized revenue or expected cash collections. Its realization would depend on, among other matters, successful university contracting and activation, learner and cohort participation, pricing, repeat programs, delivery capacity, financing availability, regulatory compliance, revenue recognition and customer collections. Many of these events have not occurred and may not occur within the contemplated period or at all. There can be no assurance that the Company will reach 200 universities, achieve the contemplated development timing or generate the modeled revenue.

“China’s universities hold extraordinary creative and technical talent. YeeZo’s purpose is to turn that talent into repeatable capability: students who can build stories and production-ready portfolios, universities that can launch current AIGC programs, and industry that can work with supervised teams. If we execute the model, we believe the result can be more than courses. It can be new studios, new ventures, new jobs and measurable economic output,” said Maggie Fu, Chief Executive Officer of RYET.

Building the First University Deployment

The Company, through Jiangxi Ruanyun Technology Co., Ltd., its consolidated variable interest entity in China, has entered into an initial technical-services agreement for the provision of services intended to support the first university deployment under the YeeZo development program.

RYET intends to use the initial deployment to refine a repeatable campus launch model combining onboarding, applied AIGC workflows, supervised production and evidence of student capability before expanding across additional universities.

The order covers multimodal AI creation services for approximately 350 users initially. The Company believes that commercial validation is a vital part of the feedback loop to continue developing the YeeZo product.

From Campus Learning to Industry Capacity

The 200-university plan is organized around four connected outcomes:

●	University capability: a current, project-based AIGC program that can evolve with models and production practice;

●	Student capability: portfolio evidence, production roles, teamwork and the confidence to pursue new ventures;

●	Industry capacity: a distributed network of supervised teams able to respond to structured content briefs; and

●	Economic formation: the potential creation of new studios, services, intellectual property, jobs and local digital output around participating campuses.

The Company intends to continue reporting on the progress of YeeZo’s deployment and contractual updates, including the development of reporting metrics, going forward.

About YeeZo

YeeZo is RYET’s AI workflow and orchestration platform for AIGC storyboarding, content planning and multi-model production. The YeeZo University AI Content Training Program extends that platform approach into applied university learning, supervised production and the development of industry-relevant AIGC production skills.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services.

Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as part of its broader strategy to expand its AI education, language learning, institutional education support and global technology initiatives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the YeeZo university AIGC development strategy; the Company’s long-term ambition to reach up to 200 universities; the illustrative 36-month management scenario and cumulative revenue potential; university contracting, activation and deployment; cohort size, pricing, repeat participation and other planning assumptions; the performance, delivery, acceptance, payment and commercial impact of agreements entered into through the Company’s consolidated variable interest entity in China; potential student outcomes, production capacity, jobs, ventures and economic output; and the development, market acceptance, commercialization and revenue potential of YeeZo.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include the Company’s ability to obtain required approvals; complete, verify and perform agreements; attract and activate universities; recruit and support faculty and learners; deliver curriculum, infrastructure and software; secure content demand and buyer acceptance; manage model, compute, supervision, rights, safety, privacy and data-security requirements; recognize revenue and collect cash; fund working capital and expansion; and execute its broader strategy, as well as other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The illustrative management scenario is not financial guidance, contracted revenue or backlog. There can be no assurance that the Company will reach 200 universities, achieve the contemplated development timing or generate the modeled revenue. The Company is not providing financial guidance, projections, forecasts, expected financial results, operational targets or commitments. The Company undertakes no obligation to update any forward-looking statement except as required by law.

Investor Relations and Corporate Communications

FSR Capital, a FSR Group Company
Email: ir@fsr.group

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